Yongye International, Inc.
6th Floor, Suite 608 Xue Yuan International Tower
No. 1 Zhichun Road
Haidian District
Beijing, PRC

December 8, 2009

United States Securities and
Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549
Attn: Amanda Ravitz

RE:	Yongye International, Inc. (the “Company”)
Form S-3
File Number 333-163388

Dear Ms. Ravitz:

   The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:30 pm December 8, 2009, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•
Should the Securities and Exchange Commission (the “Commission ”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement;

•
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•
The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, YONGYE INTERNATIONAL, INC.

By:	/s/ Zishen Wu
Name: Zishen Wu
Title: Chief Executive Officer